Mail Stop 3561


									November 17, 2005




Mr. Robert M. Wolff
Chairman and Principle Executive Officer
GFSI, Inc.
9700 Commerce Parkway
Lenexa, Kansas 66219


		RE:	GFSI, Inc.
			Form 10-K for Fiscal Year Ended July 2, 2005
Form 10-Q for Fiscal Quarter Ended October 1, 2005
			Filed September 29, 2005 and November 10, 2005
			File No.  333-24189

Dear Mr. Wolff:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 2, 2005

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 23

General

1. Please revise to disclose the information related to your sales returns and allowances in Schedule II -Valuation and Qualifying
Accounts. Alternatively, you may include this information in your footnotes. See Rules 5-04 and 12-09 of Regulation S-X.

2. Based on your discussion of your sales divisions and
subsidiaries
in Item 1. Business, it appears that your Resort and Golf
Divisions,
Corporate Division, Licensed Apparel Division, Event 1 Subsidiary
and
GFSI Canada Company may represent separate operating segments as defined in paragraph 10 of SFAS 131. Please tell us if these divisions/subsidiaries each represent separate operating segments as defined in paragraph 10 of SFAS 131.  If this is not the case, please
advise and tell us in detail why not.  If you agree these
operations
represent separate operating segments, please tell us how these operating segments meet the aggregation criteria in paragraph 17 of
SFAS 131. In this regard, we do not see how these operations are similar in terms of their method used to distribute your products. Please provide along with your response the revenues and gross margins for these divisions/subsidiaries for the last 5 years and demonstrate how that information supports the similarity of the
economic characteristics of the operations.   If after reassessing
the criteria in SFAS 131, you now believe that each operating segment represents a separate reportable segment, please revise your financial statements accordingly.

Item 15. Exhibits and Financial Statement Schedules, page 48

3. Please revise your Form 10-K to include your ratio of earning to fixed charges. Refer to Items 601(12) and 503(d) of Regulation S-K.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Robert M. Wolff
GFSI, Inc.
November 17, 2005
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